SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                 SCHEDULE 13G/A

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                               (AMENDMENT NO. 1)1


                                 CANDIE'S, INC.
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)


                                   137-409-108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 17, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

CUSIP NO.   137-409-108               13G/A                    Page 2 of 6 Pages

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            SWEET SPORTSWEAR, LLC (TAX ID: 95-4553362)
------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
------------------ -------------------------------------------------------------
                   SEC USE ONLY

------------------ -------------------------------------------------------------
        4          CITIZENSHIP OR PLACE OF ORGANIZATION
                            CALIFORNIA
------------------ --------- ---------------------------------------------------
     NUMBER           5      SOLE VOTING POWER
       OF                    1,888,797
     SHARES
                   --------- ---------------------------------------------------
  BENEFICIALLY        6      SHARED VOTING POWER
    OWNED BY                 0
                   --------- ---------------------------------------------------
    REPORTING         7      SOLE DISPOSITIVE POWER
     PERSON                  1,888,797
      WITH
                   --------- ---------------------------------------------------
                      8      SHARED DISPOSITIVE POWER
                             0
------------------ -------------------------------------------------------------
        9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,888,797
------------------ -------------------------------------------------------------
       10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                   SHARES*
                                                                             [ ]
------------------ -------------------------------------------------------------
       11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   7.2% (1)
------------------ -------------------------------------------------------------
       12          TYPE OF REPORTING PERSON*
                   OO
------------------ -------------------------------------------------------------

(1) Based on a total of 26,120,393 shares of the issuer's Common Stock issued and outstanding as of May 30, 2004.

CUSIP NO.   137-409-108               13G/A                    Page 3 of 6 Pages

------------------ -------------------------------------------------------------
        1          NAME OF REPORTING PERSONS
                   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                            HUBERT GUEZ
------------------ -------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
------------------ -------------------------------------------------------------
                   SEC USE ONLY

------------------ -------------------------------------------------------------
        4          CITIZENSHIP OR PLACE OF ORGANIZATION
                            FRANCE
------------------ --------- ---------------------------------------------------
     NUMBER           5      SOLE VOTING POWER
       OF                    0
     SHARES
                   --------- ---------------------------------------------------
  BENEFICIALLY        6      SHARED VOTING POWER
    OWNED BY                 1,890,554
                   --------- ---------------------------------------------------
    REPORTING         7      SOLE DISPOSITIVE POWER
     PERSON                  0
      WITH
                   --------- ---------------------------------------------------
                      8      SHARED DISPOSITIVE POWER
                             1,890,554
------------------ -------------------------------------------------------------
        9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   1,890,554
------------------ -------------------------------------------------------------
       10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                   SHARES*
                                                                             [ ]
------------------ -------------------------------------------------------------
       11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   7.2% (1)
------------------ -------------------------------------------------------------
       12          TYPE OF REPORTING PERSON*
                   IN
------------------ -------------------------------------------------------------

(1) Based on a total of 26,120,393 shares of the issuer's Common Stock issued and outstanding as of May 30, 2004.

ITEM 1(a)      NAME OF ISSUER:

               Candie's, Inc. (the "Company")

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               400 Columbus Avenue
               Valhalla, New York 10595-1335

ITEM 2(a)      NAME OF PERSON FILING:

               This  statement  is filed on behalf of Sweet  Sportswear,  LLC, a
               California  limited  liability  company,   and  Hubert  Guez,  an
               individual. Hubert Guez is the Manager of Sweet Sportswear, LLC.

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The principal business office of Sweet Sportswear, LLC and the address of Hubert Guez is 5804 E. Slauson Ave., Commerce, California, 90040.

ITEM 2(c)      CITIZENSHIP:

               Sweet Sportswear, LLC, is a limited liability company organized under the laws of California. Hubert Guez is a citizen of France.

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $0.001 per share

ITEM 2(e)      CUSIP NUMBER:

               137-409-108

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b) OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

               Not Applicable

ITEM 4         OWNERSHIP:

               Included in rows 5 through 9 and 11 on pages 2 and 3, respectively. Sweet Sportswear, LLC, owns directly 1,888,797 shares of the Company's Common Stock. Hubert Guez is the Manager of Sweet Sportswear, LLC and a Co-Trustee of the Guez Living Trust, dated December 6, 1996 (the "Guez Trust"), which has a 50% membership interest in Sweet Sportswear, LLC. In such capacities, Mr. Guez may be deemed to have the power to dispose or direct the disposition of the shares held by Sweet Sportswear, LLC, and may be deemed to have the power to vote or direct the voting of such shares. Mr.

               Guez disclaims beneficial ownership of the securities reported by Sweet Sportswear, LLC except to the extent of his pecuniary interest therein. The Guez Trust owns directly 1,757 shares of the Company's Common Stock. As the Co-Trustee of the Guez Trust, Mr. Guez may be deemed to have the power to dispose or direct the disposition of the shares held by the Guez Trust, and may be deemed to have the power to vote or direct the voting of such shares.

               The purpose of this Statement is to report the disposition of shares of the Company's Common Stock by Sweet Sportswear, LLC and the Guez Trust.

               Sweet Sportswear, LLC originally acquired 3,000,000 shares of the Company's Common Stock pursuant to the terms and conditions of an Equity Acquisition Agreement dated as of April 22, 2002, by and among the Company, a wholly-owned subsidiary of the Company, and Sweet Sportswear, LLC.

               From June 17, 2004 through July 6, 2004, Sweet Sportswear, LLC sold 261,203 shares of the Company's Common Stock in several transactions over the open market. Sales ranged from $2.55 per share to $2.97 per share.

               On June 29, 2004, Sweet Sportswear, LLC completed the transfer of 250,000 and 600,000 shares of the Company's Common Stock at $2.73 and $2.50 per share, respectively, pursuant to two separately negotiated transactions.

               On June 30,  2004,  the Guez  Trust  sold  150,000  shares of the
               Company's Common Stock at $2.50 per share in a negotiated transaction.

ITEM 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not Applicable

ITEM 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not Applicable

ITEM 7         IDENTIFICATION   AND   CLASSIFICATION  OF  THE  SUBSIDIARY  WHICH
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not Applicable

ITEM 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not Applicable

ITEM 9         NOTICE OF DISSOLUTION OF GROUP

               Not Applicable

ITEM 10        CERTIFICATION

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              SWEET SPORTSWEAR, LLC

                                              July 27, 2004
                                              ----------------------------------
                                              Date

                                              /s/ Hubert Guez
                                              ----------------------------------
                                              Signature


                                              HUBERT GUEZ / MANAGER
                                              ----------------------------------
                                              Name/Title



                                              HUBERT GUEZ

                                              July 27, 2004
                                              ----------------------------------
                                              Date

                                              /s/ Hubert Guez
                                              ----------------------------------
                                              Signature


                                              HUBERT GUEZ
                                              ----------------------------------
                                              Name/Title

                                  EXHIBIT INDEX

1. Joint Filing Agreement.

EXHIBIT 1



                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing of behalf of each of them of the Schedule 13G (and any further amendment filed by them) with respect to the common stock of Candie's, Inc.


                                              /s/ Hubert Guez
                                              ----------------------------------
                                              Hubert Guez
                                              Date: July 27, 2004


                                              SWEET SPORTSWEAR, LLC


                                              /s/ Hubert Guez
                                              ----------------------------------
                                              By: Hubert Guez
                                              Title: Manager
                                              Date: July 27, 2004



     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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